SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)
DDi Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
233162502

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 10, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑ .
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 4 pages
     1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	233162502	13D/A3	Page	2	of	4

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,864,089

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,052,973

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,864,089

WITH	10	SHARED DISPOSITIVE POWER

		2,052,973

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,917,062

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.4%*

14	TYPE OF REPORTING PERSON*

	IN-IA-OO
* The percentage reported on this Schedule 13D is based upon 20,196,243 shares of Common Stock outstanding as of February 22, 2011 (according to the Form 10-K filed by the issuer on February 22, 2011).

SCHEDULE 13D/A3
This constitutes Amendment No. 3 to the statement on Schedule 13D (the “Amendment No. 3”) filed on behalf of Lloyd I. Miller III (“Miller” or the “Reporting Person”), dated and filed March 4, 2010 (the “Statement”), relating to the common stock, $0.001 par value per share, of DDi Corp. (the “Company”). The Company’s principal executive offices are located at 1220 N. Simon Circle, Anaheim, California 92806. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 4. Purpose of the Transaction
     Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:
          Miller has filed this Amendment No. 3 because Miller was elected to the Company’s Board of Directors on March 10, 2011. Other than becoming a board member and engaging in activities as a member of the Board of Directors, Miller does not have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2011	By:	/s/ Lloyd I. Miller, III Lloyd I. Miller, III